UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 6, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Tesla Motors, Inc.

File No. 333-164593 - CF#27793

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Tesla Motors, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 29, 2010, as amended.

Based on representations by Tesla Motors, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.23	through January 31, 2013
Exhibit 10.23A	through January 31, 2013
Exhibit 10.23B	through January 31, 2013
Exhibit 10.33	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel